No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

India, March 27, 2015 – Honda Motorcycle & Scooter India Pvt. Ltd. (HMSI), Honda’s motorcycle production and sales subsidiary in India, and Honda Cars India Limited (HCIL), Honda’s automobile production and sales subsidiary in India, have each decided to expand annual production capacity in line with the expected continued future growth of the Indian market. HMSI will expand its 3rd motorcycle production plant, and HCIL will expand its 2nd automobile production plant, both currently under operation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 27, 2015

Honda to Expand Motorcycle and Automobile Production Capacity in India

India, March 27, 2015 – Honda Motorcycle & Scooter India Pvt. Ltd. (HMSI), Honda’s motorcycle production and sales subsidiary in India, and Honda Cars India Limited (HCIL), Honda’s automobile production and sales subsidiary in India, have each decided to expand annual production capacity in line with the expected continued future growth of the Indian market. HMSI will expand its 3rd motorcycle production plant, and HCIL will expand its 2nd automobile production plant, both currently under operation.

HMSI Motorcycle Expansion

HMSI’s 3rd motorcycle production plant, located in the Narsapura area in the state of Karnataka in the southern part of India, became operational in June 2013, with annual production capacity of 1.8 million units. HMSI will newly invest approximately 5.85 billion rupee and build another production line within the existing site. The new production line is scheduled to become operational in 2016 and expand annual production capacity by 600,000 units, increasing the plant’s total annual production capacity to 2.4 million units. In order to accommodate this capacity expansion, HMSI is planning to increase the number of associates by approximately 1,900.

HCIL Automobile Expansion

As for automobile business, HCIL’s 2nd automobile production plant, located in Tapukara Industrial Area, Dist. Alwar, in the state of Rajasthan in the northern part of India, became operational in February 2014, with annual production capacity of 120,000 units. HCIL will newly invest approximately 3.8 billion rupee to further strengthen the plant with facilities such as the extended assembly line. These measures will be taken in 2016 and expand the annual production capacity by 60,000 units, increasing the plan’s total annual production capacity to 180,000 units. In order to accommodate this capacity expansion, HCIL is planning to increase the number of associates by approximately 600.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2015/c150327Motorcycle-Automobile-Production-Capacity-India/index.html